

04002708

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53236

FEB 17 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2003___ AND ENDING _December 31, 2003_
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    PORTALES PARTNERS LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

17 WEST 24TH STREET, 5TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    PATRICK MARRON   (914)632-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER, FRANCIS, RICHMAN & ACKERMAN; PLLC
(Name – if individual, state last, first, middle name)

66 SOUTH TYSON AVENUE	FLORAL PARK	NEW YORK	11001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___IRVIN L. STEPHENSON_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___PORTALES PARTNERS, LLC_____, as of ___December 31_____, 20 03___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FEB 17 2004

PORTALES PARTNERS, LLC
FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2003
WITH INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d) OF THE
SECURITIES AND EXCHANGE COMMISSION

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Portales Partners LLC
New York, NY 10010

We have audited the accompanying statement of financial condition of Portales Partners LLC as of December 31, 2003, and the related statements of income, changes in members' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Portales Partners LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner, Francis Richman & Ackerman, PLLC

Floral Park, New York
February 3, 2004

1

PORTALES PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 711,078
Receivable from clearing broker	574,911
Prepaid expenses	32,630
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation of $39,024	30,110
Investment in artwork	47,840
Security deposit	9,980
	$1,406,549

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts expenses and taxes payable	$ 468,610
Deferred taxes payable	2,994
Deferred rent credit	2,414
Total Liabilities	474,018
Members' Equity	932,531
	$1,406,549

The accompanying notes are an integral part of these financial statements.

PORTALES PARTNERS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:

Commission and fee income		$ 8,806,603
Interest and dividend income		9,525
Trading losses		(2,949)
Total Revenues		8,813,179

Operating Expenses:

Members' compensation		4,387,149
Floor brokerage and clearance fees		961,297
Employee compensation and benefits		2,199,885
Quotes, research and market data		94,221
Other operating expenses		336,264
Total Operating Expenses		7,978,816
Income before Income Taxes		834,363

Less: Provision for New York City Unincorporated Business Tax:

Current:	$ 205,883	
Deferred:	(5,845)	
		200,038
Net Income		$ 634,325

The accompanying notes are an integral part of these financial statements.

PORTALES PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$ 348,206
Less: Members draw	(50,000)
Net Income	634,325
Balance, December 31, 2003	$ 932,531

The accompanying notes are an integral part of these financial statements.

4

PORTALES PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:

Net income $ 634,325

Adjustments to reconcile net income to net cash provided
  by operating activities:

    Depreciation $ 5,435

    (Increase) decrease in operating assets and liabilities:

      Receivable from clearing broker   63,750

      Prepaid expenses   (7,320)

      Accrued expenses and taxes   (208,743)

      Deferred liabilities   (11,685)

    Total Adjustments   (158,563)

Net Cash Provided by Operating Activities   475,762

Cash Flows from Investing Activities:

  Purchase of fixed assets   (3,430)

  Investment in artwork   (8,040)

  Increase in security deposits   (130)

Net Cash Used in Investing Activities   (11,600)

Cash Flows Used in Financing Activities:

  Members' distributions   (50,000)

Net Increase in Cash   414,162

Cash at January 1, 2003   296,916

Cash at December 31, 2003 $ 711,078

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Portales Partners LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company commenced brokerage operations on August 5, 2001.

The Company executes agency transactions in listed and over-the-counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records its commission revenue and expense, on a settlement basis.

Deferred taxes result from timing differences in the recognition of income for tax and financial purposes. The Company uses the cash basis of accounting for income tax basis.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - INCOME TAXES

The Company is subject only to New York City Unincorporated Business Tax, which has been provided for in these financial statements. The members of Portales Partners LLC report their proportionate share of membership taxable income or loss on their respective income tax returns.

A deferred tax credit of $2,994 reflects unincorporated business taxes which are not currently payable due to the utilization of the cash basis of accounting for income tax purposes.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company has a significant receivable due from its clearing firm.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as agent, securities transactions on behalf of its customers. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Operating Leases:

The Company leases premises in New York City for its office. The lease will expire on July 31, 2006.

At December 31, 2003, future minimum annual rental commitments through expiration of the premises lease are as follows:

December 31, 2004	$ 58,818
2005	60,583
2006	35,951
	$155,352

The Company was not charged rent for the first month of the occupancy of its office. This benefit in the amount of $4,700 is being amortized over the 60-month term of the Company's lease. The remaining unamortized portion is reflected in this financial statement as deferred rent credit in the amount of $2,414. Total rent expense for the year ended December 31, 2003 amounted to $65,062.

NOTE 7 - PROFIT SHARING PLAN

The Company adopted a new comprability profit sharing plan as of January 1, 2003. Under this plan, the Company is making a contribution of $21,645 for its employees for the year ended December 31, 2003. The three members of the limited liability company will each be making their own contribution of $40,000 to the plan.

NOTE 8 - MEMBERS' DRAW AND COMPENSATION

Distributions to the members of Portales Partners LLC are reflected in two places in the financial statements. In the Statement of Income, "members' compensation" is $4,387,149, and in the Statement of Changes in Members' Equity, "members' draw" is shown as $50,000.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $811,971, which is $711,971 in excess of its required net capital of $100,000. The Company's net capital ratio of aggregate indebtedness to net capital was .58 to 1.

PORTALES PARTNERS LLC
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2003

PORTALES PARTNERS LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL

Member's Equity		$932,531
Non-allowable assets:		
Prepaid expenses	$32,630	
Furniture, equipment and leasehold improvements, net	30,110	
Investment in artwork	47,840	
Security deposits	9,980	
		120,560
Net Capital		$ 811,971

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	100,000
Excess net capital	$ 711,971
Ratio: Aggregate indebtedness to net capital	.58 to 1

AGGREGATE INDEBTEDNESS

Accrued expenses and taxes payable	$ 468,610
Deferred taxes payable	2,994
Deferred rent credit	2,414
Total Aggregate Indebtedness	$ 474,018

RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part IIA of Form X-17A-5 as of December 31, 2003)

Net Capital as reported in Company's Part IIA (Unaudited) Focus Report	$ 815,065
Adjustments to accrued expenses, etc.	(3,094)
Net Capital, per above	$ 811,971

9

WAGNER, FRANCIS, RICHMAN & ACKERMAN, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

66 SOUTH TYSON AVENUE

FLORAL PARK, NEW YORK 11001

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Portales Partners LLC
New York, New York 10010

In planning and performing our audit of the financial statements of Portales Partners LLC for the year ended December 31, 2003, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Portales Partners LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Portales Partners LLC for the year ended December 31, 2003 and this report does not affect our report thereon dated February 3, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker/dealers and should not be used for any other purpose.

Wagner, Francis Richman & Ackerman, PLLC

Floral Park, New York
February 3, 2004